# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waystar Holding Corp., CIK 0001990354
CUSIP: 946784105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1550 Digital Drive, # 300, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001998443

## Reporting persons
- Derby LuxCo S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 32,645,525; shared voting power 0; sole dispositive power 32,645,525; shared dispositive power 0; aggregate amount beneficially owned 32,645,525 (18.7% of the class)
- EQT Fund Management S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 32,645,525; shared voting power 0; sole dispositive power 32,645,525; shared dispositive power 0; aggregate amount beneficially owned 32,645,525 (18.7% of the class)

## Item 1. Issuer
Name of issuer: Waystar Holding Corp.
Address of issuer's principal executive offices: 1550 Digital Drive, # 300, Lehi, Utah 84043

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Derby LuxCo S.a r.l. ("Derby") and EQT Fund Management S.a r.l. ("EFMS") (each a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an agreement of joint filing.

Several investment vehicles collectively make up the fund known as "EQT VIII." EQT VIII owns 100% of the membership interests in Derby. EFMS has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT VIII. EFMS is overseen by a board of not less than three individuals that acts by majority approval.

EFMS may be deemed to beneficially own the shares of Common Stock (as defined below) directly owned by Derby, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that EFMS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and EFMS expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of Derby is:
51A, Boulevard Royal
L-2449 Luxembourg
Citizenship: Luxembourg

The address of the principal business office of EFMS is:
EQT Fund Management S.a r.l.
51A, Boulevard Royal
L-2449 Luxembourg
Citizenship: Luxembourg
Citizenship:
Derby LuxCo S.a r.l. - Luxembourg
EQT Fund Management S.a r.l. - Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G and the information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 4.

As of June 30, 2025, Derby directly holds 32,645,525 shares of the Issuer's Common stock, par value $0.01 per share ("Common Stock"). EFMS may be deemed to beneficially own the Common Stock directly held by Derby.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Stock listed on such Reporting Person's cover page. Calculations of the percentage of Common Stock beneficially owned are based on 174,146,070 shares of Common Stock outstanding as of June 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on July 30, 2025.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The several investment vehicles that collectively constitute EQT VIII may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Derby by virtue of their ownership of Derby's membership interests. Of these vehicles, EQT VIII SCSp may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, 5.0% or more of the Issuer's outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Derby LuxCo S.a r.l.: /s/ Tinatin Gogoladze, Tinatin Gogoladze, Manager (08/08/2025)
- Derby LuxCo S.a r.l.: /s/ Sanjay Fullee, Name: Sanjay Fullee, Manager (08/08/2025)
- EQT Fund Management S.a r.l.: /s/ Sara Huda, Sara Huda, Manager (08/08/2025)
- EQT Fund Management S.a r.l.: /s/ Luca Luigi Baggio, Luca Luigi Baggio, Authorized Signatory (08/08/2025)